Exhibit 4.4

Summary of Syndicate Loan Agreement dated May 26, 2005, between Semiconductor

Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing

International Corporation, as guarantor, and China Development Bank, China

Construction Bank, Bank of China, Agricultural Bank of China, China Merchants Bank,

HuaXia Bank, China Mingsheng Bank, Bank of Communications, Bank of Beijing,

Industrial and Commercial Bank of China (Asia) and CITIC Ka Wah Bank

On May 26, 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) entered into a five-year loan agreement with an aggregate principal amount of US$600 million with a syndicate of banks based in The People’s Republic of China. China Development Bank and China Construction Bank co-led the arrangement of the loan. Other participants in the syndicate include Bank of China, Agricultural Bank of China, China Merchants Bank, HuaXia Bank, China Mingsheng Bank, Bank of Communications, Bank of Beijing, Industrial and Commercial Bank of China (Asia) and CITIC Ka Wah Bank.

The draw-down period under the loan is one year. The loan is repayable in six semi-annual installments beginning in November 2007. The Registrant has guaranteed SMIC Beijing’s obligations under the loan, which is also secured by SMIC Beijing’s existing fixed assets.

Any of the following would constitute an event of default for SMIC Beijing during the term of the loan:

1. [Net Profit + depreciation + amortization + financial expenses - (increase of accounts receivable and advanced payments + increase of inventory - increase in accounts payable and advanced receipts)] / financial expenses < 1; and

2. (Total liability - borrowings from shareholders, including principal and interest) /Total assets > 60% (when SMIC Beijing’s capacity is less than 20,000 twelve-inch wafers per month); and (Total liability - borrowings from shareholders, including principal and interest) /Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 twelve-inch wafers per month).